Hydromer, Inc.

35 Industrial Parkway · Branchburg, NJ  08876 · U.S.A.

Tel: (908) 722-5000 · Fax (908) 526-3633 · http://www.hydromer.com

In the U.S. Toll Free: 1-877-HYDROMER

Video Conferencing IP Address: 66.237.185.38

March 27, 2009

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re: File No. 001-31238

To whom it may concern,

Herewith are our responses to your March 4, 2009 correspondence:

1.

A conclusion has been provided in Management’s Report on Internal Control over Financial Reporting – 10-KSB Part II Item 8a: “Based on our assessment, we believe, that as of June 30, 2008, the Company’s internal control over financial reporting is effective based on those criteria.”  This was stated just before additional disclosure of the deficiencies which was factored into our assessment conclusion.

2.

We will file an amended Signature Page to our 10-KSB.  As the current literature (including Rule 12b-11) is not clear with regards to Power of Attorney signatures, can you kindly advise of the required signatures and/or format for 10-K’s going forward?

3.

As stated in Footnote #1, we amortized patents costs over the life of such patent, typically a 20-year U.S. patent life with the annual maintenance fees amortized over a twelve month period.  Other period costs are amortized over their respective terms, ex. A 7-year foreign renewal cost would be amortized over seven years.

Given that the patents supports products that have a longer product evaluation period [by our clients], initial future positive cash flows related to this intangible asset are typically years down the road.  Until the revenues (product introduction containing our patented technology) begin, our best estimate of the useful life of our patents (period of revenue generation / market protection) is that 20 years.

Once it is determined that the anticipated future cash flows exceeds the carrying value (at cost, amortized), we would take the necessary adjustment/write-offs.  During the fiscal year ended June 30, 2008, management determined that future cash flows from various patents were only minimal.  It was determined to write-off the unamortized costs despite still continuing the maintenance [payment of future annual maintenance bills] of such patents (as stated in Footnote # 5).

With specific regards to paragraph 11 of SFAS 142:
(a) We utilize the protection offered by patent law to market, use and/or license our patented technology on revenue generating agreements.  We look to maximize the term afforded by the patent protection to the fullest. The United States Trademark and Patent Office 35 U.S.C. 154 provide patents a term of 20 years from date of filing.  This provides the patent holder and its licensees protection during that time frame from competition using that novel idea or technology.
(b), (c), (d) not applicable

Hydromer, Inc File No. 001-31238

March 27, 2009

(e) The Company continually monitors its patents and based on new data (market conditions / demand, etc), adjustments are made to its carrying value.  Write-offs were made, most recently, during the fiscal year ended June 30, 2008 and the quarter ended December 31, 2008.
(f) not applicable

4.

As a background, the Company recognizes revenues from the sale of products, services and from royalties and contract revenues.

Royalty revenues are based on license agreements which typically dictates the royalty as a % of our licensee’s net sales during a period (usually a calendar quarter), sometimes with a minimum royalty amount.  Such royalty revenues are recognized in the financial statements in relation to its applicable time period to which the related products are sold.

Contract revenues includes payments from Options, Supply and / or Support Agreements.  As disclosed in Part I of the 10-KSB, “Option agreements provide customers the right for a finite period of time (i) to use the Hydromer process…” and “The option agreements have also given the customers the right to subsequently enter into a license agreement…".  Option revenues are recognized over the life of the Option period pro-rata.  Supply and /or Support Agreements, as also disclosed in Part I of our 10-KSB “… avail our customers to a continued material source or of technical support on our products…”.  Such agreements either calls for a fixed periodic payment or based on the customer’s net sales (either a % or a fixed $ on units sold) during a time period (typically a calendar quarter).  Supply and /or Support Agreements are used when the underlying technology is not patented or off-patent (therefore a [royalty] license is not possible).

The Company’s Royalties and Contract revenue channels are distinct (see preceding paragraph on Supply and /or Support Agreements vs. License; and that Option Agreements are the precursor to the other agreements), and are separate units of accounting (do not give rise of multiple elements as each arrangement are self-standing against the other – the other arrangements are not mandatory/required – the client has the choice to not exercise/enter into the next level agreement.).

5.

Revenues from Option Agreements are recognized over the term of that agreement pro-rata.  Any royalty revenues are against a subsequent separate license agreement which may or may not be entered into.  The Option Agreement typically avails the customer the right to enter, but not committed to, a follow-up License Agreement.

Hence, revenues from the Option Agreement and its separate License Agreement, if there is one, are distinct and are not multiple deliverables.  Each agreement is fairly “valued” (ie. They are not priced so that one agreement have the “lion’s share” of the revenues).

Most of the Company’s non-product/non-service revenues are Royalties or its equivalent Supply/Support Agreements.  The last Option Agreement entered into was in 2004.

Our agreements do not have [non-refundable] up-front fees but may have “prepaid” amounts which we take into income over the life of the agreement.  Hence, SAB Topic 13.A.3.f does not apply to our Option Agreements.

Hydromer, Inc File No. 001-31238

March 27, 2009

6.

Services revenues for the fiscal years ending June 30, 2008 and 2007 are as follows:

Service revenues	Fiscal Year ended June 30, 2008	Fiscal Year ended June 30, 2007
Coating Services	$ 1,657,118	$1,340,424
Research & Development	83,447	96,627
Engineering Services	14,000	87,982
Total	$ 1,754,565	$1,525,033

Coating Services is the service of applying proprietary Hydromer coatings technology onto our customer’s physical goods (ex. Catheters, guidewires, etc).  Such revenues are recognized upon release to the common carrier.

Research & Development are paid R&D work performed against contractual R&D work plans which are typically broken down into various tasks/steps with deliverables.  Such R&D contracts only allows cancellation of the remaining part of an agreement at the end of a task.  R&D revenue are recognized on a percentage completion of each task.  Typically, there are only a handful of paid R&D projects during the course of a fiscal year.

Engineering Services is the sale of custom built machinery or blueprints of such.  Revenue for Engineering Services are recognized upon the delivery to common carrier of such.  Like that of paid R&D projects, there are only a handful of Engineering Service projects at a given time.

7.

The Company has not taken any aggressive nor conservative approach to its Income tax provision.  Accordingly, there are no required disclosures per FIN 48 para 20-21.

8.

The only active share-based compensation arrangement is the grant of 2,000 stock options to the Directors of the Company for each Board meeting attended, as disclosed in the first paragraph of Footnote # 9.  With regards to the Company’s cash expense in lieu of granting stock options, it was the Company’s judgment, based on historical option exercise/expiration rates and perceived value to the recipients, to issue a total of $9,000 in cash payments instead of realizing approximately $115,000 in non-cash stock-based compensation, which may or may not be exercised (historically not).

Due to the public float % (45%), the stock price volatility and trading illiquidity, the Company does not wish to explicitly or implicitly state an intrinsic value to possibly be held accountable to such.  We leave the determination of intrinsic value to the shareholders themselves.  As such, the Company does not believe that the general terms of share-based payment arrangements per paragraph A240 of SFAS 123(R) provides any pertinent information to warrant disclosure.

9.

Paragraph 4 of the Sarbanes-Oxley Act Section 302(a) Certification on the Internal Controls over Financial Reporting inadvertently omitted certain language.  The adjusted certifications will be reflected in the amended filing.

Hydromer, Inc File No. 001-31238

March 27, 2009

10.

The known cancellation of a Supply and Support agreement in January 2009 (as reported in the Subsequent Events footnote of the December 31, 2008 10-Q as well as in an 8-K filing dated January 21, 2009) had the potential of severely impacting the Company’s cash flows.

At the time of the 10-Q filing (filed February 17, 2009), the Company was well underway in establishing alternative sources of cash/liquidity beyond its $1 million cash balance as of December 31, 2008.  This includes the sale of two product lines for $1.6 million in cash (as reported in an 8-K filing dated February 27, 2009) and the replacement Supply and Support agreement of $35,000/month (as reported in an 8-K filing dated March 6, 2009) against the cancelled $100,000/month agreement.  Evaluation for the disclosure and reporting requirements of these events for the December 31, 2008 10-Q resulted in no required disclosure.  There are still other initiative(s) pending, which could further add to the liquidity of the Company.

Short of the success of those alternatives, it was the Company’s plans to have replacement income / growth in revenues (including that of the new T-HEXX product lines introduced in late 2008) along with expense/expenditure reductions (including that of quasi-discretionary capital expenditures), and with its December 31, 2008 cash balance as a reserve, to meet its liquidity needs.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Robert Y. Lee

Robert Y. Lee, CPA, MBA

Chief Financial Officer